UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This report contains a copy of the registrant’s notice and agenda for its Annual General Meeting of Shareholders to be held on April 16, 2014, together with a copy of the form of proxy to be solicited by the registrant.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By
/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: April 15, 2014

Adecoagro S.A.

Société Anonyme

Vertigo Naos Building

6, Rue Eugène Ruppert

L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681

(the “Company”)

Convening Notice to the

Annual General Meeting of Shareholders

to be held on April 16, 2014 at 4.pm (CET)

at Vertigo Naos Building, 6 Rue Eugène Ruppert, L - 2453 Luxembourg

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 16, 2014 at 4.pm (CET) at the registered office of the Company in Luxembourg with the following agenda:

Agenda

1.	Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2013, 2012, and 2011.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2013, 2012 and 2011, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2013 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2013 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a. m. and 5:00 p.m., Luxembourg time.

2.	Approval of the Company’s annual accounts as of December 31, 2013.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2013, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2013 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2013 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.	Allocation of results for the year ended December 31, 2013.

The Consolidated Financial Statements show a loss of $25,830,613 and the statutory solus account of the Company under Luxembourg GAAP show a loss of $3,208,511 on a standalone basis. The Board recommends a vote FOR the carry forward of such loss.

4.	Vote on discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2013.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2013, all who were members of the Board during the year 2013, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2013 and up to the date of the Annual General Shareholders meeting.

5.	Approval of compensation of members of the Board of Directors.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The proposed aggregate compensation to our directors for fiscal year 2014 amounts to US$630,000 and a grant of restricted units of up to an aggregate amount of 70,851 units under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, according to the following:.

Name	Cash US$ (*)	Restricted Units
Abbas Farouq Zuaiter	70,000	6,441
Alan Leland Boyce	70,000	6,441
Plínio Musetti	70,000	6,441
Andrés Velazco Brañes	50,000	6,441
Mark Schachter	50,000	6,441
Paulo Albert Weyland Vieira	50,000	6,441
Guillaume van der Linden	50,000	6,441
Mariano Bosch (**)
Daniel C. González	50,000	6,441
Dwight Anderson	50,000	6,441
Walter Marcelo Sánchez (**)

(*) The cash compensation of Messrs. Zuaiter, Boyce and Musetti is US$70,000 instead of US$50,000 each, as they act as chairman of the Strategy Committee, Risk & Commercial Committee and Audit Committee, respectively. The Board of Directors meeting to be held following the Annual General Shareholders meeting will resolve which Director shall act as chairman of the Compensation Committee. The cash compensation of the Director to be appointed as chairman of the Compensation Committee of the Company shall be USD70,000 instead of USD50,000.

(**) Mr. Mariano Bosch and Mr. Walter Marcelo Sánchez declined and therefore will not receive their fees in cash for an amount of USD50,000 each and in restricted units for an amount of 6,441 each.

The Board recommends a vote FOR the proposed compensation of directors.

6.

Appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2014.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2014.

7.	Increase of the number of members of the Board of Directors from nine (9) to eleven (11) members.

The Board recommends a vote FOR the increase of the number of members of the Board from nine (9) to eleven (11) members.

8.

Election of the following members of the Board of Directors: (i) Mariano Bosch, Plínio Musetti, Daniel C. González and Dwight Anderson for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2017; and (ii) Walter Marcelo Sánchez for a term of two (2) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2016.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitively.

The Board recommends a vote FOR the re-election of Mariano Bosch and Plínio Musetti and the election of Daniel C. González and Dwight Anderson, each as member of the Board, for a term of three (3) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2017; and the election of Walter Marcelo Sánchez, for a term of two (2) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2016.

Set forth below is a summary biographical information of each of the candidates:

Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer for all operations in Argentina, Brazil and Uruguay since inception and a member of the Company’s board of directors. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 18 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.

Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a partner responsible for the private equity investments at Pragma Patrimonio, a Brazilian family office, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company), where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Elevadores Atlas S.A., Portobello S.A. and RaiaDrogasil S.A. Mr. Musetti graduated with degrees in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Daniel C. Gonzalez. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm´s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Financial Officer of YPF Sociedad Anónima, and also a member of the Board of Directors of Hidroneuquén S.A. and Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.

Dwight Anderson. Mr. Anderson is the Managing Partner of Ospraie Management LLC, which actively invests commodity markets and basic industries worldwide based on fundamental, bottom-up research. Mr. Anderson currently serves as Portfolio Manager of two absolute return hedge funds at Ospraie and Co-Portfolio Manager of the Firm´s Private Equity fund. Mr. Anderson has been focused on investing in basic industry companies and commodity markets for nearly 20 years. He launched Ospraie in 1999 in partnership with Tudor Investment Corporation, where he served as Head of the Basic Industries Group, before establishing Ospraie Management, LLC as an independent firm in 2004. Prior to joining Tudor, Mr. Anderson was a Managing Director in charge of Basic Industries and Commodities Group at Tiger Management. Mr. Anderson holds an MBA from the University of North Carolina and an AB in History from Princeton University. The University of North Carolina awarded Mr. Anderson with its Kenan-Flagler Young Alumni Award 2000 and its MBA Alumni Merit Award in 2007. In 2008, Mr. Anderson was inducted by NYU into Sir Harold Acton Society. Mr. Anderson is certified in production and inventory management by the APICS. Mr. Anderson serves on the Board of Trustees of NYU Langone Medical Center and UNC Kenan Flagler Business School.Mr. Anderson is an American citizen.

Walter Marcelo Sanchez. Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 22 years of experience in agricultural business trading and market development. Before joining us, he was the head of the business development department at Agroexpress.com S.A., an agriculture e-business marketplace. He has extensive international commercial expertise. He worked with South American Meat Products Company (SAMPCO) in Chicago, Illinois and traveled through Western Europe marketing beef products to restaurant chains such as MAREDO. Mr. Sanchez also worked as the commercial director of various agricultural companies, such as Distribuidora Chinquihue S.A. (a Chilean fish and shellfish trading company), Frigolomas S.A. (a beef processing company) and Fleimar S.A. (a marketer of meat products). Mr. Sanchez also had commercial responsibilities at Nutryte S.A. and Estancias y Cabana Las Lilas S.A. (formerly COMEGA S.A.), an Argentine farmland agribusiness company. Mr. Sanchez graduated from Universidad Nacional de Mar del Plata with a degree in Agricultural Engineering. Mr. Sánchez is an Argentine citizen.

***************

Each of the items to be voted on the Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 7, 2014 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy. Those shareholders who have sold their Shares between the Record Date and the date of the Meeting cannot attend the Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Those holders who have withdrawn their shares from DTC between April 8, 2013 and the date of the Meeting should contact the Company in advance of the date of the meeting at 13-15, avenue de la Liberté, L-1931 Luxembourg or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 14, 2014 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2013, 2012, and 2011 of the Company and the Company’s annual accounts as of December 31, 2013 together with the Company´s 2013 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company’s registered office in Luxembourg.

Yours faithfully
The Board of Directors

Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on March 7, 2014 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 14, 2014 at the address indicated below.

In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 14, 2014, at any of the addresses indicated below.

Address for filing powers-of-attorney:

Adecoagro S.A.

Vertigo Naos Building,

6 Rue Eugène Ruppert,

L – 2453, Luxembourg

Attention: Emilio Gnecco

To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 14, 2014 in order for such votes to count.

If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 8.

1.	Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2013, 2012, and 2011. Approval of ADECOAGRO S.A.’s annual accounts as of December 31, 2013.	For ☐	Against ☐	Abstain ☐	8.	Election of the following members of the Board of Directors:				+
2.		☐	☐	☐		8.1 - For a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2017:
							For	Against	Abstain
3.	Allocation of results for the year ended December 31, 2013.	☐	☐	☐		8.1(i) - Mariano Bosch	☐	☐	☐

4.	Vote on discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2013.	☐	☐	☐		8.1(ii) - Plínio Musetti	☐	☐	☐

5.	Approval of compensation of the members of the Board of Directors.	☐	☐	☐		8.1(iii) - Daniel C. Gonzalez	☐	☐	☐
6.

Appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2014.

		☐	☐	☐		8.1(iv) - Dwight Anderson	☐	☐	☐
8.2 - For a term of two (2) years, ending the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2016:
7.	Increase of the number of members of the Board of Directors from nine (9) to eleven (11) members.	☐	☐	☐			For	Against	Abstain
						8.2(i) - Walter Marcelo Sanchez	☐	☐	☐
THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” ITEMS 1 THROUGH 8.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

¢	1 U P X	+

01SAKE

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.

The Notice of Meeting is available at: http://www.adecoagro.com

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Adecoagro S.A	+

Annual General Meeting of Shareholders – April 16, 2014

THIS PROXY IS SOLICITED BY THE COMPANY

The undersigned hereby appoints Mariano Bosch, and in case Mr Bosch is absent at the meeting, Emilio F. Gnecco, and in case Mr Gnecco is absent at the meeting, Carlos A. Boero Hughes, and in case Mr. Boero Hughes is absent, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of Adecoagro S.A. to be held April 16, 2014 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked, dated and signed, on the other side)

B	Non-Voting Items
Change of Address — Please print new address below.		Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+